UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Forward Air Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

349853101

(CUSIP Number)

FREDERICK DiSANTO

C/O ANCORA HOLDINGS INC.

6060 Parkland Boulevard, Suite 200

Cleveland, Ohio 44124

(216) 825-4000

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 8, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Merlin, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		21,450
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

21,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

21,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Merlin Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		230,999
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

230,999
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

230,999
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		18,004
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

18,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst Institutional, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		234,417
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

234,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

234,417
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP – Series I*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		165,004
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

165,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series I is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

6

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP – Series J*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		188,345
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

188,345
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

188,345
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series J is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

7

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP – Series K*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		190,725
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

190,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

190,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series K is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

8

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I LP – Series L*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		84,541
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

84,541
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

84,541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

*This Series L is part of a series of Ancora Catalyst SPV I LP, a series limited partnership.

9

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio E
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		483,130
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

483,130
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

483,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.8%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEVADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		115,884
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

115,884
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

115,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

11

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Alternatives LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,616,615
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,616,615
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,616,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IA, OO

12

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Family Wealth Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,300
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

13

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

The Ancora Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		115,884
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

115,884
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

115,884
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

14

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Inverness Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,300
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

15

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Ancora Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

OHIO
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,733,799
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,733,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,733,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

CO

16

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Frederick DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,733,799
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,733,799
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,733,799
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

IN

17

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

James M. Chadwick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

18

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Andrew C. Clarke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

19

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Dawn Garibaldi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

20

CUSIP No. 349853101

1	NAME OF REPORTING PERSON

Scott M. Niswonger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

21

CUSIP No. 349853101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Ancora Merlin, LP, a Delaware limited partnership (“Ancora Merlin”), with respect to the Shares directly and beneficially owned by it;
(ii)	Ancora Merlin Institutional, LP, a Delaware limited partnership (“Ancora Merlin Institutional”), with respect to the Shares directly and beneficially owned by it;
(iii)	Ancora Catalyst, LP, a Delaware limited partnership (“Ancora Catalyst”), with respect to the Shares directly and beneficially owned by it;
(iv)	Ancora Catalyst Institutional, LP, a Delaware limited partnership (“Ancora Catalyst Institutional”), with respect to the Shares directly and beneficially owned by it;
(v)	Ancora Catalyst SPV I LP – Series I, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV I”), with respect to the Shares directly and beneficially owned by it;
(vi)	Ancora Catalyst SPV I LP – Series J, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV J”), with respect to the Shares directly and beneficially owned by it;
(vii)	Ancora Catalyst SPV I LP – Series K, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV K”), with respect to the Shares directly and beneficially owned by it;
(viii)	Ancora Catalyst SPV I LP – Series L, a series of Ancora Catalyst SPV I LP, a Delaware limited partnership (“Ancora SPV L” and together with Ancora Merlin, Ancora Merlin Institutional, Ancora Catalyst, Ancora Catalyst Institutional, Ancora SPV I, Ancora SPV J and Ancora SPV K, the “Ancora LP Funds”), with respect to the Shares directly and beneficially owned by it;
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(ix)	Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio E, a Cayman Islands segregated portfolio company (“Ancora SPC E” and together with the Ancora LP Funds, the “Ancora Funds”), with respect to the Shares directly and beneficially owned by it;
(x)	Ancora Advisors, LLC, a Nevada limited liability company (“Ancora Advisors”), as the investment advisor to a certain separately managed account (the “Ancora Advisors SMA”);
(xi)	Ancora Alternatives LLC, an Ohio limited liability company (“Ancora Alternatives”), as the investment advisor to each of the Ancora Funds and the general partner of each of the Ancora LP Funds;
(xii)	Ancora Family Wealth Advisors, LLC, an Ohio corporation (“Ancora Family Wealth”), as the investment advisor to a certain separately managed account (the “Ancora Family Wealth SMA”);
(xiii)	The Ancora Group Inc., an Ohio corporation (“Ancora Inc.”), as the sole member of Ancora Advisors;
(xiv)	Inverness Holdings LLC, a Delaware limited liability company (“Inverness Holdings”), as the sole member of Ancora Family Wealth;
(xv)	Ancora Holdings Inc., an Ohio corporation (“Ancora Holdings”), as the sole member of each of Ancora Alternatives and Inverness Holdings and as the sole shareholder of Ancora Inc.;
(xvi)	Frederick DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings;
(xvii)	James M. Chadwick, as a nominee for the Board of Directors (the “Board”);
(xviii)	Andrew C. Clarke, with respect to the Shares directly and beneficially owned by him and as a nominee for the Board;
(xix)	Dawn Garibaldi, as a nominee for the Board; and
(xx)	Scott M. Niswonger, with respect to the Shares directly and beneficially owned by him and as a nominee for the Board.
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CUSIP No. 349853101

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” The Ancora Funds, Ancora Advisors, Ancora Alternatives, Ancora Family Wealth, Ancora Inc., Inverness Holdings, Ancora Holdings and Mr. DiSanto are collectively referred to as “Ancora.” Effective January 1, 2021, Ancora underwent an internal reorganization, pursuant to which, among other things, Ancora Alternatives succeeded Ancora Advisors as the investment advisor to each of the Ancora Funds and as the general partner of each of the Ancora LP Funds. Each of the Reporting Persons is party to that certain Amended and Restated Group Agreement, as defined in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ancora SPC E, Ancora Inc. and Ancora Holdings. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)       The address of the principal office of each of the Ancora Funds, Ancora Advisors, Ancora Alternatives, Ancora Family Wealth, Ancora Inc., Inverness Holdings, Ancora Holdings, and Messrs. DiSanto and Chadwick is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124. The principal business address of Mr. Clarke is 57 Groveland Terrace, Minneapolis, Minnesota 55403. The principal business address of Ms. Garibaldi is 7075 S. Jamestown Court, Aurora, Colorado 80016. The principal business address of Mr. Niswonger is c/o The Niswonger Group, P.O. Box 1508, Greeneville, Tennessee 37744.

(c)       The principal business of each of the Ancora Funds is investing in securities. The principal business of Ancora Advisors is serving as the investment advisor to the Ancora Advisors SMA. The principal business of Ancora Alternatives is serving as the investment advisor to each of the Ancora Funds and the general partner of each of the Ancora LP Funds. The principal business of Ancora Family Wealth is serving as investment advisor to the Ancora Family Wealth SMA. The principal business of Ancora Inc. is serving as the sole member of Ancora Advisors. The principal business of Inverness Holdings is serving as the sole member of Ancora Family Wealth. The principal business of Ancora Holdings is serving as the sole member of each of Ancora Alternatives and Inverness Holdings, and as the sole shareholder of Ancora Inc. The principal occupation of Mr. DiSanto is serving as the Chairman and Chief Executive Officer of Ancora Holdings. The principal occupation of Mr. Chadwick is serving as the Managing Director of Alternative Investments with Ancora Holdings. The principal occupation of Mr. Clarke is serving as a business advisor and professional director. The principal occupation of Ms. Garibaldi is serving as President of Amplify Strategy Group, LLC. The principal occupation of Mr. Niswonger is serving as Chairman of the Niswonger Foundation.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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(e)       Other than as disclosed below, no Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On December 18, 2018, Ancora Advisors entered into a settlement with the Securities and Exchange Commission regarding the violation of Section 206(4) under the Investment Advisers Act of 1940 and Rule 206(4)-5 thereunder, due to the contributing of more than the allowable $350 contribution to certain political campaigns. Ancora Advisors consented to the cease-and-desist order and paid a penalty in the amount of $100,000.

(f)       Messrs. DiSanto, Chadwick, Clarke and Niswonger and Ms. Garibaldi are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Ancora Funds and held in the Ancora Advisors SMA and the Ancora Family Wealth SMA were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 21,450 Shares owned directly by Ancora Merlin is approximately $1,144,848, including brokerage commissions. The aggregate purchase price of the 230,999 Shares owned directly by Ancora Merlin Institutional is approximately $12,342,180, including brokerage commissions. The aggregate purchase price of the 18,004 Shares owned directly by Ancora Catalyst is approximately $962,906, including brokerage commissions. The aggregate purchase price of the 234,417 Shares owned directly by Ancora Catalyst Institutional is approximately $12,524,260, including brokerage commissions. The aggregate purchase price of the 165,004 Shares owned directly by Ancora SPV I is approximately $10,255,483, including brokerage commissions. The aggregate purchase price of the 188,345 Shares owned directly by Ancora SPV J is approximately $11,925,232, including brokerage commissions. The aggregate purchase price of the 190,725 Shares owned directly by Ancora SPV K is approximately $13,663,616 including brokerage commissions. The aggregate purchase price of the 84,541 Shares owned directly by Ancora SPV L is approximately $6,402,883, including brokerage commissions. The aggregate purchase price of the 483,130 Shares owned directly by Ancora SPC E is approximately $33,271,711, including brokerage commissions. The aggregate purchase price of the 115,884 Shares held in the Ancora Advisors SMA is approximately $8,811,875, including brokerage commissions. The aggregate purchase price of the 1,300 Shares held by the Ancora Family Wealth SMA is approximately $68,312, including brokerage commissions. The Shares beneficially owned by Mr. Clarke and Mr. Niswonger were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,500 Shares beneficially owned by Mr. Clarke is approximately $164,988, including brokerage commissions. The aggregate purchase price of the 10,000 Shares beneficially owned by Mr. Niswonger is approximately $585,692, including brokerage commissions.

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Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 9, 2021, Ancora Catalyst Institutional delivered a letter to the Issuer nominating James M. Chadwick, Andrew C. Clarke, Dawn Garibaldi and Scott M. Niswonger (collectively, the “Nominees”) for election to the Board at the Issuer’s 2021 annual meeting of shareholders (the “2021 Annual Meeting”).

On February 10, 2021, Ancora issued a press release and open letter to shareholders (the “Press Release”) announcing the nomination of the Nominees and explaining its concerns with the Issuer’s poor capital allocation decisions, deteriorating operating performance, underperformance relative to peers and the perceived misalignment of interests between the Board and shareholders. Ancora also provided an overview of its strategy to enhance shareholder value and highlighted that its slate includes the Issuer’s founder (Mr. Niswonger) and former CFO (well-respected industry executive Mr. Clarke), a shareholder representative (Mr. Chadwick) and an executive leadership specialist (Ms. Garibaldi). A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

 Items 5 (a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 27,507,750 Shares outstanding as of October 27, 2020 which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2020.

A.	Ancora Merlin
(a)	As of the close of business on February 9, 2021, Ancora Merlin beneficially owned directly 21,450 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 21,450
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 21,450

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B.	Ancora Merlin Institutional
(a)	As of the close of business on February 9, 2021, Ancora Merlin Institutional beneficially owned directly 230,999 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 230,999
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 230,999

C.	Ancora Catalyst
(a)	As of the close of business on February 9, 2021, Ancora Catalyst beneficially owned directly 18,004 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 18,004
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 18,004

D.	Ancora Catalyst Institutional
(a)	As of the close of business on February 9, 2021, Ancora Catalyst Institutional beneficially owned directly 234,417 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 234,417
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 234,417

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E.	Ancora SPV I
(a)	As of the close of business on February 9, 2021, Ancora SPV I beneficially owned directly 165,004 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 165,004
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 165,004

F.	Ancora SPV J
(a)	As of the close of business on February 9, 2021, Ancora SPV J beneficially owned directly 188,345 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 188,345
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 188,345

G.	Ancora SPV K
(a)	As of the close of business on February 9, 2021, Ancora SPV K beneficially owned directly 190,725 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 190,725
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 190,725

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H.	Ancora SPV L
(a)	As of the close of business on February 9, 2021, Ancora SPV L beneficially owned directly 84,541 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 84,541
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 84,541

I.	Ancora SPC E
(a)	As of the close of business on February 9, 2021, Ancora SPC E beneficially owned directly 483,130 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 483,130
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 483,130

J.	Ancora Advisors
(a)	As of the close of business on February 9, 2021, 115,884 Shares were held in the Ancora Advisors SMA. Ancora Advisors, as the investment advisor to the Ancora Advisors SMA, may be deemed to beneficially own the 115,884 Shares held in the Ancora Advisors SMA.

Percentage: Approximately Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 115,884
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 115,884

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K.	Ancora Alternatives
(a)	Ancora Alternatives, as the investment advisor to each of the Ancora Funds and the general partner of each of the Ancora LP Funds, may be deemed to beneficially own 1,616,615 Shares consisting of (i) 21,450 Shares beneficially owned directly by Ancora Merlin, (ii) 230,999 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 18,004 Shares beneficially owned directly by Ancora Catalyst, (iv) 234,417 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 165,004 Shares beneficially owned directly by Ancora SPV I, (vi) 188,345 Shares beneficially owned directly by Ancora SPV J, (vii) 190,725 Shares beneficially owned directly by Ancora SPV K, (viii) 84,541 Shares beneficially owned directly by Ancora SPV L and (ix) 483,130 Shares beneficially owned directly by Ancora SPC E.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,616,615
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,616,615

L.	Ancora Family Wealth
(a)	As of the close of business on February 9, 2021, 1,300 Shares were held in the Ancora Family Wealth SMA. Ancora Family Wealth, as the investment advisor to the Ancora Family Wealth SMA, may be deemed to beneficially own the 1,300 Shares held in the Ancora Family Wealth SMA.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 1,300 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 1,300

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M.	Ancora Inc.
(a)	Ancora Inc., as the sole member of Ancora Advisors, may be deemed to beneficially own the 115,884 Shares held in the Ancora Advisors SMA.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 115,884
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 115,884

N.	Inverness Holdings
(a)	Inverness Holdings, as the sole member of Ancora Family Wealth, may be deemed to beneficially own the 1,300 Shares held in the Ancora Family Wealth SMA.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 1,300 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 1,300

O.	Ancora Holdings
(a)	Ancora Holdings, as the sole member of each of Ancora Alternatives and Inverness Holdings, and as the sole shareholder of Ancora Inc., may be deemed to beneficially own 1,733,799 Shares consisting of (i) 21,450 Shares beneficially owned directly by Ancora Merlin, (ii) 230,999 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 18,004 Shares beneficially owned directly by Ancora Catalyst, (iv) 234,417 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 165,004 Shares beneficially owned directly by Ancora SPV I, (vi) 188,345 Shares beneficially owned directly by Ancora SPV J, (vii) 190,725 Shares beneficially owned directly by Ancora SPV K, (viii) 84,541 Shares beneficially owned directly by Ancora SPV L, (ix) 483,130 Shares beneficially owned directly by Ancora SPC E, (x) 115,884 Shares held in the Ancora Advisors SMA and (xi) 1,300 Shares held in the Ancora Family Wealth SMA.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,733,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,733,799

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P.	Mr. DiSanto
(a)	Mr. DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings, may be deemed to beneficially own 1,733,799 Shares consisting of (i) 21,450 Shares beneficially owned directly by Ancora Merlin, (ii) 230,999 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 18,004 Shares beneficially owned directly by Ancora Catalyst, (iv) 234,417 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 165,004 Shares beneficially owned directly by Ancora SPV I, (vi) 188,345 Shares beneficially owned directly by Ancora SPV J, (vii) 190,725 Shares beneficially owned directly by Ancora SPV K, (viii) 84,541 Shares beneficially owned directly by Ancora SPV L, (ix) 483,130 Shares beneficially owned directly by Ancora SPC E, (x) 115,884 Shares held in the Ancora Advisors SMA and (xi) 1,300 Shares held in the Ancora Family Wealth SMA.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,733,799
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,733,799

Q.	Mr. Chadwick
(a)	As of the close of business on February 9, 2021, Mr. Chadwick does not beneficially own any securities of the Company.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

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R.	Mr. Clarke
(a)	As of the close of business on February 9, 2021, Mr. Clarke beneficially owned 2,500 Shares, which Shares are held in the Andrew C. Clarke Revocable Trust, of which Mr. Clarke is the sole settlor, beneficiary and trustee.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 2,500 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,500 4. Shared power to dispose or direct the disposition: 0

S.	Ms. Garibaldi
(a)	As of the close of business on February 9, 2021, Ms. Garibaldi does not beneficially own any securities of the Company.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

T.	Mr. Niswonger
(a)	As of the close of business on February 9, 2021, Mr. Niswonger beneficially owned directly 10,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

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CUSIP No. 349853101

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such group may be deemed the beneficial owner of the Shares directly owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.

(c)       The transactions in the Shares by the Reporting Persons since the filing of the Schedule 13D are set forth in Schedule B and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted. Neither Mr. Chadwick nor Ms. Garibaldi have entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 8, 2021, the Reporting Persons entered into the Amended and Restated Group Agreement (the “Amended and Restated Group Agreement”), which superseded the Group Agreement (as defined in the Schedule 13D) by and among certain of the Reporting Persons, pursuant to which, among other things, the Reporting Persons agreed (i) to solicit proxies for the election of the Nominees at the 2021 Annual Meeting, (ii) not to purchase securities of the Issuer or take other action that would result in the Reporting Persons beneficially owning more than 9.99% of the Shares without the prior consent of Ancora, and (iii) that Ancora would bear all expenses incurred in connection with the group’s activities. The Amended and Restated Group Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to letter agreements, Ancora has agreed to indemnify each of Messrs. Clarke and Niswonger and Ms. Garibaldi against claims arising from the solicitation of proxies from the Issuer’s shareholders in connection with the 2021 Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated February 10, 2021.
99.2	Amended and Restated Group Agreement, dated February 8, 2021.
99.3	Form of Indemnification Letter Agreement.
99.4	Powers of Attorney.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

Ancora Merlin, LP
Ancora Merlin Institutional, LP
Ancora Catalyst, LP
Ancora Catalyst Institutional, LP
Ancora Catalyst SPV I LP – Series I
Ancora Catalyst SPV I LP – Series J
Ancora Catalyst SPV I LP – Series K
Ancora Catalyst SPV I LP – Series L

By:	Ancora Alternatives LLC, its Investment Advisor and General Partner

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio E

By:	Ancora Alternatives LLC, its Investment Advisor

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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CUSIP No. 349853101

Ancora Alternatives LLC

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Advisors, LLC

By:	The Ancora Group Inc., its Sole Member

By:	Ancora Holdings Inc., its Sole Shareholder

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Family Wealth Advisors, LLC

By:	Inverness Holdings LLC, its Sole Member

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

The Ancora Group Inc.

By:	Ancora Holdings Inc., its Sole Shareholder

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

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Inverness Holdings LLC

By:	Ancora Holdings Inc., its Sole Member

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

Ancora Holdings Inc.

By:	/s/ Frederick DiSanto
	Name:	Frederick DiSanto
	Title:	Chairman and Chief Executive Officer

/s/ Frederick DiSanto
Frederick DiSanto Individually and as attorney-in-fact for James M. Chadwick, Andrew C. Clarke, Dawn Garibaldi and Scott M. Niswonger

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SCHEDULE A

Directors and Officers of Ancora Catalyst SPV I SPC Ltd. – Segregated Portfolio E

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Bradley Zucker Director	Company Director	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
Julie O’Hara Director	Company Director	94 Solaris Avenue Box 1348, Camana Bay Grand Cayman Cayman Islands KY1-1108	Canada
Ronan Guilfoyle Director	Company Director	94 Solaris Avenue Box 1348, Camana Bay Grand Cayman Cayman Islands KY1-1108	Ireland

CUSIP No. 349853101

Directors and Officers of The Ancora Group Inc. and Ancora Holdings Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Fredrick DiSanto Director and Officer	Chairman and Chief Executive Officer	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
Dan Hyland Director and Officer	President	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
John Micklitsch Director and Officer	Chief Investment Officer	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
John Bartels Director and Officer	Managing Director, Retirement Plans & Insurance Services	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
James M. Chadwick Officer	Managing Director, Alternative Investments	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
Brittney Garrett Officer	Chief Financial Officer	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
Joe Spidalieri Officer	Chief Operating Officer	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States
Jason Geers Officer	Chief Compliance Officer	6060 Parkland Boulevard Suite 200 Cleveland, Ohio 44124	United States

CUSIP No. 349853101

SCHEDULE B

Transactions in Securities of the Issuer Since the Filing of the Schedule 13D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Security	Date of Purchase/Sale

Ancora Catalyst SPV I LP – Series K

Purchase of Common Stock	4,206	75.7132	12/29/2020
Purchase of Common Stock	4,207	76.3933	12/30/2020
Purchase of Common Stock	4,207	76.9955	12/31/2020
Purchase of Common Stock	4,236	76.2016	01/04/2021
Purchase of Common Stock	4,236	77.2317	01/05/2021
Purchase of Common Stock	6,864	80.1910	01/12/2021
Purchase of Common Stock	11,963	79.1890	01/13/2021
Purchase of Common Stock	4,238	80.5601	01/14/2021
Purchase of Common Stock	2,119	80.3141	01/15/2021
Purchase of Common Stock	2,119	80.8460	01/19/2021
Purchase of Common Stock	1,222	74.8528	02/02/2021
Purchase of Common Stock	7,800	75.1358	02/04/2021
Purchase of Common Stock	3,830	76.3252	02/05/2021
Purchase of Common Stock	3,830	78.7150	02/08/2021

ANCORA CATALYST SPV I LP – SERIES L

Purchase of Common Stock	2,142	75.7166	12/29/2020
Purchase of Common Stock	2,142	76.3967	12/30/2020
Purchase of Common Stock	2,142	76.9989	12/31/2020
Purchase of Common Stock	2,157	76.2051	01/04/2021
Purchase of Common Stock	2,157	77.2352	01/05/2021
Purchase of Common Stock	6,978	80.1910	01/12/2021
Purchase of Common Stock	5,558	79.1904	01/13/2021
Purchase of Common Stock	1,986	80.5642	01/14/2021
Purchase of Common Stock	993	80.3221	01/15/2021
Purchase of Common Stock	993	80.8540	01/19/2021
Purchase of Common Stock	573	74.8667	02/02/2021
Purchase of Common Stock	3,660	75.1380	02/04/2021
Purchase of Common Stock	1,798	76.3296	02/05/2021
Purchase of Common Stock	1,798	78.7150	02/08/2021

CUSIP No. 349853101

 ANCORA CATALYST SPV I SPC LTD. – SEGREGATED PORTFOLIO E

Purchase of Common Stock	8,250	75.7114	12/29/2020
Purchase of Common Stock	8,250	76.3915	12/30/2020
Purchase of Common Stock	8,250	76.9937	12/31/2020
Purchase of Common Stock	8,168	76.1999	01/04/2021
Purchase of Common Stock	8,168	77.2300	01/05/2021
Purchase of Common Stock	1,795	79.1961	01/13/2021
Purchase of Common Stock	9,974	80.5581	01/14/2021
Purchase of Common Stock	4,987	80.3100	01/15/2021
Purchase of Common Stock	4,987	80.8419	01/19/2021
Purchase of Common Stock	5,000	72.4358	01/29/2021
Purchase of Common Stock	10,000	72.3128	02/01/2021
Purchase of Common Stock	2,905	74.8457	02/02/2021
Purchase of Common Stock	18,540	75.1347	02/04/2021
Purchase of Common Stock	9,104	76.3230	02/05/2021
Purchase of Common Stock	9,104	78.7150	02/08/2021

ANCORA Advisors, llc

(Through the Ancora Advisors SMA)

Purchase of Common Stock	5,402	75.7096	12/29/2020
Purchase of Common Stock	5,401	76.3897	12/30/2020
Purchase of Common Stock	5,401	76.9919	12/31/2020
Purchase of Common Stock	5,439	76.1981	01/04/2021
Purchase of Common Stock	5,439	77.2282	01/05/2021
Purchase of Common Stock	6,158	80.1888	01/12/2021
Purchase of Common Stock	684	79.1877	01/13/2021
Purchase of Common Stock	3,802	80.5566	01/14/2021
Purchase of Common Stock	1,901	80.3070	01/15/2021
Purchase of Common Stock	1,901	80.8389	01/19/2021
Purchase of Common Stock	5,000	75.8934	01/27/2021
Purchase of Common Stock	5,000	74.7007	01/28/2021
Purchase of Common Stock	5,000	72.4328	01/29/2021
Purchase of Common Stock	1,551	74.8405	02/02/2021
Purchase of Common Stock	5,268	76.3296	02/05/2021
Purchase of Common Stock	5,268	78.7150	02/08/2021

CUSIP No. 349853101

Scott M. Niswonger

Sale of Common Stock	(6,000)	75.4633	12/29/2020
Purchase of Common Stock	6,000	76.0533	12/29/2020
Sale of Common Stock	(4,000)	76.2153	12/30/2020
Purchase of Common Stock	4,000	76.4009	12/30/2020